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Exhibit 4.8

Form 27
MATERIAL CHANGE REPORT

  UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) and CORRESPONDING PROVISIONS OF THE SECURITIES ACTS OF THE PROVINCES OF BRITISH COLUMBIA and ALBERTA

ITEM 1	Reporting Issuer:
Systems Xcellence Inc. 555 Industrial Drive Milton, Ontario L9T 5C2
ITEM 2	Date of Material Change:
May 4,2006
ITEM 3	Press Release:
Issued on May 4, 2006
ITEM 4	Summary of Material Change:

        MILTON, Ontario May 4, 2006, Systems Xcellence Inc., ("SXC" or the "Company") (TSX: SXC) a leading provider of healthcare information technology solutions throughout the pharmaceutical supply chain, announces financial results for the three-month period ended March 31, 2006. All figures are in U.S. dollars, unless otherwise noted.

Highlights for Q1:

  •
  Revenue increased 83% to $19.3 million from $10.6 million in Q1 fiscal 2005

  •
  Transaction processing revenue, which is the primary driver of recurring revenue, increased 77% to $8.8 million from $5.0 million

  •
  Revenue from recurring sources increased 52% to $12.4 million from $8.2 million

  •
  Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 343% to $5.8 million or 30% of revenue from $1.3 million, or 12% of revenue

  •
  Net income before tax increased to $3.7 million from $45,606.

  •
  Increased "Book of Business" to $140 million at March 31, 2006, up from $108 million at December 31, 2005

  •
  Now supporting more than 1.6 million U.S. Medicare Part D pharmacy benefit program ("Part D") members on behalf of 11 InformedRx and claims processing customers.

"We are extremely pleased with our start to the new year," said Gordon S. Glenn President and CEO of SXC. "Q1 results exceeded our expectations due primarily to increased transaction processing revenue generated from both the Medicare Part D program and new customers that began processing on January 1, 2006. To a lesser extent, significant professional service and software license revenue from clients that are participating in the Part D program also contributed to this growth. So far, both the number of lives and the volume of transactions processed relative to Part D have surpassed our initial targets. We believe the contribution of revenue related to Part D will normalize somewhat throughout the remainder of the year, however, due to our strong start, we are revising our guidance upward."

[ITEM 5	Full Description of Material Change:
Please see the attached Schedule "A".
ITEM 6	Reliance on Section 75(3) of the Act:
n/a
ITEM 7	Omitted Information:
n/a
ITEM 8	Senior Officers:
Gordon Glenn	Jeff Park
Chief Executive Officer	Chief Financial Officer
Systems Xcellence Inc.	Systems Xcellence Inc.
Tel: (905) 876-4741	Tel: (905) 876-4741
Fax: (905) 876-4447	Fax: (905) 876-4447 investors@sxc.com
ITEM 9	Statement of Senior Officer:
The foregoing accurately discloses the material change referred to herein.
DATED at Milton, in the Province of Ontario, this fourth day of May, 2006.
Irwin P. Studen SVP Finance & Administration & CFO

2

INVESTOR RELATIONS CONTACT: Dave Mason The Equicom Group Inc. (416) 815-0700 ext. 237 www.equicomgroup.com

SYSTEMS XCELLENCE ANNOUNCES RECORD
2006 FIRST QUARTER FINANCIAL RESULTS
— Revenue and EBITDA increase organically 83% and 343%, respectively —

MILTON, Ontario May 4, 2006, Systems Xcellence Inc., ("SXC" or the "Company") (TSX: SXC) a leading provider of healthcare information technology solutions throughout the pharmaceutical supply chain, announces financial results for the three-month period ended March 31, 2006. All figures are in U.S. dollars, unless otherwise noted.

Highlights for Q1:

  •
  Revenue increased 83% to $19.3 million from $10.6 million in Q1 fiscal 2005

  •
  Transaction processing revenue, which is the primary driver of recurring revenue, increased 77% to $8.8 million from $5.0 million

  •
  Revenue from recurring sources increased 52% to $12.4 million from $8.2 million

  •
  Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 343% to $5.8 million or 30% of revenue from $1.3 million, or 12% of revenue

  •
  Net income before tax increased to $3.7 million from $45,606.

  •
  Increased "Book of Business" to $140 million at March 31, 2006, up from $108 million at December 31, 2005

  •
  Now supporting more than 1.6 million U.S. Medicare Part D pharmacy benefit program ("Part D") members on behalf of 11 InformedRx and claims processing customers.

"We are extremely pleased with our start to the new year," said Gordon S. Glenn President and CEO of SXC. "Q1 results exceeded our expectations due primarily to increased transaction processing revenue generated from both the Medicare Part D program and new customers that began processing on January 1, 2006. To a lesser extent, significant professional service and software license revenue from clients that are participating in the Part D program also contributed to this growth. So far, both the number of lives and the volume of transactions processed relative to Part D have surpassed our initial targets. We believe the contribution of revenue related to Part D will normalize somewhat throughout the remainder of the year, however, due to our strong start, we are revising our guidance upward."

Financial Review

        Revenue for the three-month period ended March 31, 2006 was $19.3 million, up 83% compared to $10.6 million in the same period last year. Revenue of a recurring nature was $12.4 million during this period, up 52% compared to $8.2 million in the first quarter of 2005. Transaction processing revenue was $8.8 million in the first quarter, up 77% compared to $5.0 million in the same period of 2005.

        Revenue from non-recurring sources was $6.9 million in Q1 compared to $2.4 million in the prior period, a 187.5% increase. Systems sales revenue (which includes both software and hardware license revenue) was $2.55 million in the current period, compared to $1.1 million in the prior period, a 132% increase. Professional service revenue was $4.4 million compared to $1.3 million in the prior period, a 238% increase. First quarter revenue growth was driven primarily to the increase in transaction processing volume along with consulting and implementation services performed for customers who are participating in the Part D program.

        Gross margin for the first quarter was 61%, compared with 57% in the same period last year. The increase in gross margin is primarily due to the increase in higher margin transaction processing revenue and professional services revenue related to the launch of Part D.

        Product development expenses on an absolute dollar basis were consistent at $2.1 million, or 11% of revenue, compared with $2.1 million, or 20% in the same period last year. Product development expenses decreased as a percentage of revenue due primarily to personnel resources being temporarily allocated to Part D professional services projects in Q1 2006.

        SG&A expenses were $3.9 million, or 20% of revenue, compared with $2.6 million, or 24% of revenue in the same period last year. SG&A expenses rose on an absolute dollar basis as the Company invested in its sales capabilities and in bringing new products to market.

        First quarter EBITDA was $5.8 million, or 30% of revenue, compared to $1.3 million, or 12% of revenue. The increase in EBITDA reflects the significant increase in revenue, an increase in higher margin transaction processing revenue and SXC's ongoing efforts at cost control.

        Net income for the first quarter was $5.6 million, or $0.08 per share (fully diluted) compared with $15,606, or $0.00 per share, in the first quarter last year. Net income includes a $0.8 million lease termination charge for its facility in Illinois as the Company has entered into a lease for a new location. The new landlord has provided an offsetting $0.8 million lease inducement; however this inducement will be amortized over the term of the new lease. In addition net income includes a non-cash $1.9 million future tax recovery that was recognized based on the expected future profitability of SXC coupled with its tax loss carry forwards.

Liquidity and Resources

        SXC continues to operate with a strong balance sheet from which to pursue its growth initiatives. At March 31, 2006, the company had a working capital position of $41.0 million, with cash and cash-equivalents of $36.9 million, compared with $37.3 million of working capital and $36 million of cash and cash-equivalents at March 31, 2005.

        In the first quarter of 2006, SXC generated cash from operations of $1.8 million, an increase of 148% compared to $0.7 million generated in the first quarter last year.

2006 Financial Guidance

        As a result of the strong start to 2006, the Company has revised its guidance upward and has established the following financial goals for fiscal 2006: consolidated revenue of $70-73 million, EBITDA of $17.5-19 million and earnings per share (fully-diluted) of $0.16-0.18.

        In addition, for 2006, the Company expects to increase overall transaction processing levels by at least 96% to more than 275 million adjudicated and switched transactions. Approximately 41% of this growth, or 55 million transactions, is expected to result from the Part D program with the balance originating from the Company's commercial and State Medicaid initiatives.

EBITDA Reconciliation to Net Income

        EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to amortization, debt service and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:

	For the three months ended
	31-Mar-06	31-Mar-05
EBITDA	$5,757,708	$1,301,170
Amortization	(896,625)	(775,388)
Stock-based Compensation	(478,857)	(138,537)
Lease Termination	(757,815)	—
Interest expense, net	93,323	(353,976)
Income Taxes	1,858,798	(30,000)

Income (loss) after taxes	$5,576,532	$15,606

Notice of Conference Call

        SXC will host a conference call on May 4, 2006 at 8:30AM (ET) to discuss its first quarter financial results. Mr. Gordon S. Glenn, President and CEO, will host the call. To participate on the call, please dial 416-644-3429 or 1-800-814-4857.

        A replay of the call can be heard by dialling 1-877-289-8525 or 416-640-1917 and entering the reference code 21185972. The taped call is available until May 11, 2006.

        A live audio webcast of the call will be available at www.sxc.com and www.newswire.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Systems Xcellence

        Systems Xcellence (SXC) is headquartered in Milton, Ontario with offices and processing centres in Lombard, Illinois, Scottsdale, Arizona, Warminster, Pennsylvania and Victoria, British Columbia. SXC is a leading provider of healthcare information technology solutions and services to the healthcare benefits management industry. The company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC can be found on the Internet at www.sxc.com.

        This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about the Company's business are more fully discussed in the Company's Annual Information Form.

For more information, please contact:

Dave Mason	Jeff Park
Investor Relations — Canada	Chief Financial Officer
The Equicom Group Inc.	Systems Xcellence Inc.
(416) 815-0700 ext. 237	Tel: (905) 876-4741
dmason@equicomgroup.com	investors@sxc.com
OR
Susan Noonan Investor Relations — U.S. The SAN Group, LLC 212) 966-3650 susan@sanoonan.com

SYSTEMS XCELLENCE INC.
CONSOLIDATED BALANCE SHEETS
(All amounts are in US dollars)

	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$36,853,736	$35,951,932
Accounts receivable	13,550,433	8,649,801
Unbilled revenue	1,243,103	1,001,971
Prepaid expenses	1,117,518	1,191,444
Inventory	423,553	437,674
Future tax asset	806,805	320,000

	53,995,148	47,552,822
Capital assets	4,663,713	3,777,954
Deferred charges	740,674	787,686
Goodwill and other intangible assets	26,427,711	26,825,147
Future tax asset	2,410,000	360,000
Other assets	2,000,000	2,000,000

	$90,237,246	$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$7,434,036	$5,598,912
Deferred revenue	3,661,248	3,131,031
Current portion of long-term debt	1,700,000	1,530,000

	12,795,284	10,259,943
Long-term debt	11,075,953	11,572,858
Deferred leasehold inducement	757,815	—
Shareholders' equity:
Capital stock	64,129,217	64,047,220
Contributed surplus	2,197,229	1,718,372
Deficit	(718,252)	(6,294,784)

	65,608,194	59,470,808

	$90,237,246	$81,303,609

SYSTEMS XCELLENCE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(All amounts are in US dollars)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Revenue	$19,337,153	$10,572,667
Project costs	7,605,479	4,519,916

	11,731,674	6,052,751
Expenses:
Product development costs	2,105,361	2,161,309
Selling, general and administration	3,868,605	2,577,935
Amortization	896,625	775,388
Lease termination	757,815	—
Stock-based compensation	478,857	138,537

	8,107,263	5,653,169

Income before the undernoted	3,624,411	399,582
Net interest:
Income	(483,801)	(72,106)
Expense	390,478	426,082

	(93,323)	353,976
Income before income taxes	3,717,734	45,606
Income tax expense (recovery):
Current	678,007	30,000
Future	(2,536,805)	—

	(1,858,798)	30,000
Net income	$5,576,532	$15,606

Net income per share:
Basic	$0.08	$0.00
Diluted	$0.08	$0.00
Weighted average number of shares used in computing net income per share:
Basic	67,804,330	58,334,867
Diluted	72,148,240	60,441,866

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Deficit, beginning of period	$(6,294,784)	$(14,016,920)
Net income	5,576,532	15,606

Deficit, end of period	$(718,252)	$(14,001,314)

SYSTEMS XCELLENCE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(All amounts are in US dollars)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Cash provided by (used in):
Operations:
Net income	$5,576,532	$15,606
Items not involving cash, net of effects from acquisition:
Amortization of capital assets	499,189	396,223
Amortization of intangible assets	397,436	332,500
Amortization of deferred charges	47,012	46,665
Stock-based compensation	478,857	138,537
Future tax asset	(2,536,805)	—
Changes in non-cash operating working capital	(2,688,372)	(213,711)

Net cash provided by operations	1,773,849	715,820
Financing:
Proceeds from exercise of share-purchase options	81,997	6,160
Repayment of short-term liabilities	—	(18,000,000)
Increase in deferred leasehold inducements	757,815	—
Financing costs related to long-term liabilities	—	50,000
Repayment of long-term liabilities	(326,905)	(12,939)

Net cash used in financing	512,907	(17,956,779)
Investing:
Purchase of capital assets	(1,384,952)	(247,572)

Cash used in investments	(1,384,952)	(247,572)

Increase (decrease) in cash and cash equivalents	901,804	(17,488,531)
Cash and cash equivalents, beginning of period	35,951,932	29,636,643

Cash and cash equivalents, end of period	$36,853,736	$12,148,112

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Form 27 MATERIAL CHANGE REPORT
SYSTEMS XCELLENCE ANNOUNCES RECORD 2006 FIRST QUARTER FINANCIAL RESULTS — Revenue and EBITDA increase organically 83% and 343%, respectively —